SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd.

(the “Company”)

Written Resolutions of the Directors of the Company dated April 5th, 2023 passed in accordance with the Articles of Association of the Company (the “Articles”)

The undersigned, being the all of the Directors of the Company for the time being (the “Directors”), hereby take the following actions and adopt the following resolutions:

DISCLOSURE OF INTERESTS

IT IS NOTED THAT to the extent any Director has any personal interest, direct or indirect, in the matters contemplated by these resolutions which he or she is required to disclose in accordance with the Articles or in accordance with applicable law or otherwise or which might disqualify such person from approving these resolutions, such disclosure has been made and such Director may vote and act on the matters referred to herein.

FILING OF REGISTRATION STATEMENT AND EXCHANGE LISTING

IT IS NOTED THAT:

1.	in connection with the resolution approved by the Board on September 15, 2022, it is proposed that the Board examine, discuss and resolve on adjustments regarding the proposal for the Company's deregistration as an foreign issuer in Brazil, before the Brazilian Securities Commission (Comissão de Valores Mobiliários – "CVM") and discontinuance of its Level III Brazilian Depositary Receipt ("Level III BDRs") program ("Level III BDR Program"), which will be done pursuant to a plan for voluntary discontinuance of the Level III BDR Program, in accordance with CVM’s regulations as well as regulations from the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão – "B3").

IT IS RESOLVED THAT

1.	it is in the best interests of the Company to continue to pursue the deregistration as an foreign issuer in Brazil before the CVM and discontinuance of its Level III BDR Program;

2.	any Director or Officer of the Company (collectively, the "Authorized Officers") are, and each of them hereby is, authorized and directed, in the name and on behalf of the Company, to cause to be prepared, executed and filed with the CVM and B3 the new request for deregistration as a foreign issuer in Brazil, pursuant to the plan for voluntary discontinuance of the Level III BDR Program, which will involve:

i. request for deregistration as a foreign issuer in Brazil, pursuant to CVM’s Resolution No. 80, dated March 29, 2022 (“CVM Resolution 80”) and CVM’s Instruction No. 332, dated April 4, 2000 (“CVM Instruction 332”);

ii. request for discontinuance of the Level III BDRs Program, pursuant to CVM Instruction 332 and CVM Resolution 80; and

iii. making available to holders of the Level III BDRs three options in light of the discontinuance of the Level III BDRs Program, being (i) remain as shareholder of the Company, through the receipt of class A common shares at the New York Stock Exchange (“NYSE”), proportionately to the number of Level III BDRs held by each investor; (ii) receive proceeds from the sale of class A common shares underlying Level III BDRs held by the respective investor, in a sales facility to be structured by the Company; or (iii) receive Unsponsored Level I Brazilian Depositary Receipts (“Unsponsored Level I BDRs”), which will represent the same amount of class A common shares as the Level III BDRs, meaning one-sixth (1/6) of class A common share, being noted that Banco Bradesco S.A. will be responsible to request the registration of the Unsponsored Level I BDRs program (“Unsponsored Level I BDR Program”) before the CVM.

GENERAL AUTHORISATION

IT IS RESOLVED THAT any Director or officer of the Company be and is hereby authorised to do all such acts and things and agree and execute any other documents on behalf of the Company as may be required in order to carry out the actions contemplated by the foregoing resolutions (including as deeds if appropriate) and generally to sign all documents as may be required in connection with the actions contemplated by the foregoing resolutions and execution and delivery by any such Director or officer of any such documents being conclusive evidence of their and the Company’s agreement to the final terms and conditions thereof.

RATIFICATION

IT IS RESOLVED THAT, to the extent that any Director or Officer has taken any actions or signed any documents or undertakings prior to the date hereof which would have been approved if taken or signed after the date hereof, the same be and are hereby ratified, approved and confirmed.

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IN WITNESS WHEREOF, each of the undersigned, being all of the Directors of the Company for the time being, has executed these resolutions in writing on the date indicated above. These resolutions may be executed in counterpart and each counterpart shall be deemed to be an original and which counterparts when taken together shall constitute one and the same instrument.

David Vélez Osorno	Anita Mary Sands

Daniel Krepel Goldberg	David Alexandre Marcus

Douglas Mauro Leone	Jacqueline Dawn Reses

Luis Alberto Moreno Mejía	Rogério Paulo Calderón Peres

Thuan Quang Pham

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  May 8, 2023